UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13G

Under the Securities Exchange Act of 1934

((Amendment No.)


Endwave Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

29264A206
(CUSIP Number)


December 31, 2004
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

X       Rule 13d-1(b)

       Rule 13d-1(c)

         Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Act of 1934
("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)



CUSIP NO. 29264A206


1.        Names of Reporting Persons         IXIS Derivatives
Inc.

           IRS Identification Nos. of above persons (entities only).
          13-4077553

2.        Check the Appropriate Box if a Member of a Group (See
Instructions)
          (a)     N/A
          (b)     N/A

3.      SEC Use Only


4.        Citizenship or place of Organization          DELAWARE

Number of               5.    Sole Voting Power 759,263
Shares Bene-
ficially by           6.    Shared Voting Power
Owned by Each
Reporting          7.    Sole Dispositive Power 759,263
Person With:
                         8.    Shared Dispositive Power

9.Aggregate Amount Beneficially Owned by Each Reporting Person
759,213

10.Check if the Aggregate Amount in Row (9) Excludes Certain
Shares (see Instructions)
             N/A

11.Percent of Class Represented by Amount in Row (9)
7.54%

12.Type of Reporting Person (See Instructions)          BD

INSTRUCTIONS FOR SCHEDULE 13G

Instructions for Cover Page

((1)     Names and IRS Identification Numbers of Reporting
persons- Furnish the full
 legal name
 of each person for whom the report is filed-i.e., each person requires to sign the schedule itself- including each member of a group. Do not include the name of a person required to be identified in the report but who is a reporting person. Reporting persons that are entities are also requested to furnish their IRS identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIOSN FOR
COMPLYING
WITH SCHEDULE 13G"below).

(2)      If any of the shares beneficially owned by a reporting
person are held as a
member of a
 group and that membership is expressly affirmed, please check row (2a). If the reporting person
 disclaims membership in a group or describes a relationship with other persons but does not affirm
the existence of a group, please check row (2b) [unless it is a joint filing pursuant to Rule
13d-1(k)(1) in which case it may not be necessary to check row
(2b)].
(3)       The third row is for SEC internal use; please leave
blank.
(4) Citizenship or Place of Organization-Furnish citizenship if the named reporting person
 is a natural person.  Otherwise, furnish place of oorganization.
(5)  -    (9),
(11) Aggregate Amount Beneficially Owned By Each Reporting
Person, Etc-Rows (5)
through (9)
inclusive,and (11) are to be completed in accordance with the provisions of Item 4 of
Schedule 13G.
All percentages are to be rounded off to the nearest tenth (one place after decimal point).

(10) Check if the aggregated amount reported as beneficially owned in row (9) does not include shares as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 (17 CFR
240.13d-4)
under the Securities Exchanges Act of 1934.
(11) Type of Reporting Person-Please classify each "reporting person" according to following breakdown (see Item 3 of Schedule 13G and place the appropriate symbol on the form:

Category                      Symbol
Broker Dealer
BD
Bank
BK
Insurance Company
IC
Investment Company
IV
Investment Adviser
IA
Employee Benefit Plan, Pension Fund,
Or Endowment Fund
EP
Parent Holding Company/Control Person                   HC
Savings Association
SA
Church Plan                                                 CP
Corporation                                                 CO
Partnership                                                 PN
Individual                                                   IN
Other
OOO

Notes:

Attach as many copies of the second part of the cover page as are needed, one reporting person per page.

Filing persons may, in order to avoid unnecessary duplication, answer items on the schedules (Schedule 13D, 13G or 14D-1) by appropriate cross references to an titem or items on the cover page(s). This approach may only be used where the cover page item or items provide all the disclosure requires by the schedule item. Moreover, such a use of a page item will result in the item becoming a part of the schedule and accordingly being considered as "filed" for purposes of Section 18 of t he Securities Exchange Act or otherwise subject to the liabilities of that section of the Act.

Reporting persons may comply with their cover page filing requirements by filing either completed copies of the blank forms available for the Commission, printed or typed facsimiles, or computer printed facsimiles, provided the documents filed have identical formats to the forms prescribed in the Commission's regulations and meet existing Securities Exchange Act rules as to such matters as clarify and size (Securities Exchange Act Rule 12b-12).

SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13G

     Under Sections 13(d), 13(g) and 23 of the Securities
Exchange Act of 1934
 and the rules and regulations there under, the Commission is authorized to solicit the information requires to be supplied by this schedule by certain security holders of certain issuers.

Disclosure of the information specified in this schedule is mandatory, except for IRS identification numbers,disclosure of which is voluntary. The information will be used for the primary purpose of determining and disclosing the holdings of certain beneficial owners of certain equity securities. This statement will be made a mater of public record. Therefore, any information given will be available for inspection by any member of the public.

Because of the public nature of the information, the Commission can use it for a variety of purposes, including referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the Federal securities laws or the civil, criminal or regulatory statutes or provisions. IRS identification numbers, if furnished, will assist the Commission in identifying security holders and, therefore, in promptly processing statements of beneficial ownership of securities.

Failure to disclose the information requested by this schedule, except for
IRS identification numbers, any result in civil or criminal action against the persons involved for violation for the Federal securities laws and rules promulgated there under.

GENERAL INSTRUCTIONS

A. Statements filed pursuant to Rule 13d-1(b) containing the information required by this schedule shall be filed not later than February 14 following the calendar year Covered by the statement or within the time specified in \rules 13d-1(b)(2) and 13d-2(c). Statements filed pursuant to Rule 13d-1(c)
 shall be filed within the time specified in rules 13d-1(c), 13-
2(b) and 13d-2(d).
Statements filed pursuant to Rule 13d-1(c) shall be filed not later than
February 14 following the calendar year covered by the statement pursuant to Rules 13d-19d) and 13d-2(b).
B. Information contained in a form which is required to be filed by rules under section 13 (f) (15 USC 78m(f))for the same calendar year as that covered by a statement on this schedule may be incorporated by reference in response to any of the items of this schedule. If such information is incorporated by reference in this schedule, copies of the relevant pages of such form shall be files as an exhibit to this schedule.
C. The item numbers and captions of the items shall be included in the text of the items is to be omitted. The answers to the items shall be so prepared as to indicate clearly the coverage of the items without referring to the text of the items. Answer every item. If an item is
inapplicable of the answer is in the negative, so state.

Item 1.
(a) Name of Issuer
(b) Address Of Issuer's principal Executive Offices

Item 2
(a)     Name of Person Filing      IXIS Derivatives Inc.
(b)     Address of Principal Business Officer, if none, Residence
      9 West   57th Street NY,
      NY 10019
(c)     Citizenship          Delaware
(d)     Title of Class of Securities            Common Stock
(e)     Cusip Number               29264A206

Item 3.  If this statement if filed pursuant to   240.13d-1(b) or
240.13d-2(b) or (c),
        check whether the person filing is a:
a.   X       X   Broker or dealer registered under section 15 of
the Act (15 USC
        78).
b.   ______       Bank as defined in section 3(a) (6) of the Act
(15USC 78c).
c.   ______       Insurance company as defined in section 3a19 of
the Act (15 USC
        78c).
d.   _____       Investment company registered under section 8 of
the Investment
              Company Act of 1940 (15 USC 80a-8).
e.   _____       an Investment adviser in accordance with
240.13d-1(b)(1)(ii)(E);
f.   _____       a employee benefit plan or endowment fund in
accordance with
         240.13d-
1(b)(1)(ii)(F);
g.        _____ a parent holding company or control person in
accordance with
         240.13d-
1(b)(1)(ii)(G);
h.   _____       a savings associations as defined in Section
3(b) of the Federal
        Deposit
              Insurance Act (12 USC 1813);
i.   _____       a church plan that is excluded form the
definition of an investment
              company under section 3c(14) of the
               Investment Company Act of 1940
        (15 USC 80a-3);
j.   _____       Group, in accordance with  240.13d-1(b) (1) (ii)
(J).

Item 4.    Ownership.

Provide the following information regarding the aggregated number and percentage of the class of securities of the issuer identified in Item 1.

a)       Amount beneficially owned
759,213
b)       Percent of class
7.54%
c)       Number of shares as to which the person has:
759,213
a.       Sole power to vote or to direct the vote
759,213
b.       Shared power to vote or to direct the vote
N/A
c.       Sole power to dispose or to direct the disposition
759,213
d. Shared power to dispose or to direct the disposition of N/A

Instructions for computations regarding securities which reperesent a right to acquire an underlying security see 240.13d-3(d) (1).

Item 5.  Ownership of five Percent or less of a class
If this statement is being filed to report the fat that as to the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following

Instruction: dissolution of a group requires a response to this item.

Item 6. Ownership of More than five percent on behalf of another person.
If any other person is known to have the right to receive to the power to direct the receipt of didividents from, or the proceeds for the sale of, such securities, a statement to that effect should be include d in response to this item, and if such interest relates to more that five percent of the class such person should be identified. A listing of the shareholders of an investment company registers under the Investment Company Act of
1940 or the beneficiaiaries or
 employee benefit plan, pension fund or endowment fund is not required.

Item7. Identification and Classification of Subsidiary which acquired the Security Being
Reported in by the
parent Holding company If a parent holding company has filed this schedule, pursuant to
Rule 13d-1(b) (ii) (G),
so indicate under item (3g) and attach an exhibit stating the identity and the item classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule
13d-1(c) or
Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Item 8. Identification and Classification of Members of the Group
If a group has filed this schedule pursuant to  240.13d-
1(b)(1)(ii)(J), so indicate under
3(j) and attach an
exhibit stating the identity and Item 3 classification of each member of the group. .If a group has filed this schedule pursuant to 240.13d-1(c) or 240.13d-1(d), attach an exhibit stating the identity of each member of the group.

Item 9. Notice of Dissolution of Group
Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported in will be filed, by members of the group in their individual capacity. See item 5


(a) The following certification shall be included if the statement is filed pursuant to
240.13d-1(b)

By signing below I certify that, to the best of my knowledge and belief, the securities r referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b) The following certification shall be included if the statement is filed pursuant to
240.13d-1(c)

 By signing below I certify that , to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with he effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Feb 11, 2005
                     Date

            Joseph Vencil
                 Signature


                Joseph Vencil; Managing Director
                   Name/Title


     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with he Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties for whom copies are to be sent.

Attention: International misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)